BAker Donelson Bearman, Caldwell & Berkowitz, PC Tonya Mitchem Grindon, Shareholder Direct Dial: 615.726.5607 Direct Fax: 615.744.5607 E-Mail Address: tgrindon@bakerdonelson.com	baker donelson center, suite 800 211 commerce street nashville, tennessee 37201 mailing address: p.o. box 190613 nashville, tennessee 37219 phone:615.726.5600
www.bakerdonelson.com

February 8, 2018

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Ms. Tiffany Piland Posil

Re:GTJ REIT, Inc.

Schedule TO-I

Filed January 29, 2018

File No. 005-84045

Dear Ms. Posil:

This letter is provided on behalf of GTJ REIT, Inc. (sometimes referred to herein as the “Company,” “GTJ,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 6, 2018, to Mr. Paul Cooper regarding the above-referenced Schedule TO-I (“Schedule TO-I”).  Capitalized terms used but not defined herein have the meanings assigned to them in Schedule TO-I.

For ease of reference, we have reproduced your comments immediately preceding the Company’s responses.

General

Comment

1.

Please comply with your obligations under Rule 14d-9(b), including by filing a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in response to the third-party tender offer that commenced on January 22, 2018, or advise us why you do not believe you are required to do so.

Response

The Company files reports with the SEC pursuant to Section 15(d) of the Exchange Act.  The Company does not have a class of equity securities registered under Section 12 of the Exchange Act.  Rule 14d–1(a) provides that Regulation 14D (which constitutes Rules 14d–1 through 14d–101 and includes the rule you cite in your comment (Rule 14d-9(b)) applies to “any tender offer that is subject to section 14(d)(1) of the Act (15 U.S.C. 78n(d)(1))....”  Section

US Securities and Exchange Commission

February 8, 2017

14(d)(1) of the Exchange Act applies to tender offers of a class of equity security which is registered under Section 12 of the Exchange Act, as well as certain securities of insurance and investment companies.  It does not apply to tender offers for securities not registered under Section 12, such as the Company’s common stock.  Thus, neither Section 14(d)(1) of the Exchange Act nor Rule 14d-9(b) applies.  See SEC Release No. 34-43069 (noting that “Rule 13e-4 is different from Regulation 14D because it applies even if the class of securities sought in the offer is not registered under Section 12”).  As a result, the Company was not required to file a Schedule 14D-9.

Withdrawal Rights, page 16

Comment

2.	Please disclose the date after which security holders may withdraw securities tendered in the offer pursuant to federal law. See Item 1004(a)(1)(vi) of Regulation M-A and Rule 13e-4(f)(2)(ii).

Response

In response to the Staff's comment, the Company has filed an Amendment No. 1 to the Schedule TO-I to disclose the date after which security holders may withdraw securities tendered in the offer in accordance with Item 1004(a)(1)(vi) of Regulation M-A and Rule 13e-4(f)(2)(ii) and to further clarify the withdrawal rights of security holders.

Conditions of this Offer; Extension of the Tender Offer; Termination; Amendment, page 25

Comment

3.

Disclosure indicates that your “failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.”  This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Please confirm your understanding in your response.

Response

We agree that the materiality of a waived condition may require an extension of the tender offer and circulation of new disclosure.  Following the sentence you cited, we included the following disclosure:  “In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date.”  This sentence was meant to address the point you made.  Accordingly, the Company confirms its understanding that if a condition to

US Securities and Exchange Commission

February 8, 2017

the tender offer is “triggered” and the Company proceeds with the tender offer anyway, this may amount to a waiver of the condition.  The Company further understands that depending on the materiality of the waived condition and the number of days remaining in the tender offer, the Company may be required to extend the tender offer and circulate new disclosure to stockholders.  The Company understands that it should promptly inform stockholders of how it intends to proceed in the event a condition to the tender offer is triggered by events that occur prior to the expiration of the tender offer.

Exhibit (a)(1)(iii) Text of Letter to Stockholders of the Company, dated January 26, 2018

Comment

4.

We note the reference to the Private Securities Litigation Reform Act of 1995 (PSLRA). Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please confirm that you will avoid making reference to the PSLRA in all disclosure made in connection with the tender offer.

Response

The letter to stockholders provides that certain statements of GTJ included in this letter that are not historical fact are forward-looking statements “within the meaning of… 21E of the Securities Exchange Act of 1934, as amended.”  The letter does not provide that the safe harbor provisions under the PLSRA apply to the statements made in the letter.  In response to the Staff’s comment, the Company acknowledges the comment and will not include references to the safe harbor provisions of the PSLRA in future communications with respect to the tender offer.

*  *  *  *  *

The Company respectfully believes that the modification contained in Amendment No. 1 to the Schedule TO-I to address comment #2 is responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (615) 726-5607.

Sincerely,

/s/ Tonya Mitchem Grindon

Tonya Mitchem Grindon